Exhibit (e)(1)

Excerpts from Definitive Proxy Statement dated March 28, 2008 Relating to the 2008 Annual Meeting of Shareholders of Alpharma Inc.

SUMMARY COMPENSATION TABLE

The following table provides information concerning the compensation of the President and Chief Executive Officer, the Chief Financial Officer, the three other most highly compensated executive officers and the former Chief Legal Officer & Secretary for fiscal 2007, our named executive officers (“NEOs”).

							Change in
							Pension
							Value and
							Non-qualified
				Stock	Option	Non-equity	Deferred	All Other
		Salary	Bonus	Awards	Awards	Incentive Plan	Compensation	Compensation	Total
	Year	($)	($)	($)	($)	Compensation ($)	Earnings ($)	($)	($)
Name and Principal Position (a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)

Dean J. Mitchell	2007	$646,923	$—	$450,132	$307,983	$845,000	$—	$168,994	$2,419,033
President & Chief	2006	$300,481	$100,000	$158,200	$135,927	$625,000	$—	$92,635	$1,412,244
Executive Officer
Jeffrey S. Campbell	2007	$367,385	$164,313	$452,863	$71,264	$210,688	$563	$62,737	$1,329,811
Executive Vice President	2006	$291,554	$320,500	$192,390	$67,293	$—	$10,691	$39,534	$921,962
& Chief Financial Officer
Carl-Aake Carlsson	2007	$436,762	$299,689	$122,495	$69,994	$212,000	$56,785	$132,345	$1,330,070
President, Active Pharmaceuticals Ingredients
Ronald N. Warner	2007	$414,615	$219,533	$151,736	$89,189	$300,000	$1,309	$64,591	$1,240,974
President,	2006	$400,000	$619,067	$228,539	$132,844	$225,000	$14,664	$70,384	$1,690,499
Pharmaceuticals
Carol A. Wrenn	2007	$394,481	$209,533	$101,508	$51,935	$220,000	$421	$58,954	$1,036,832
President, Animal Health
Robert F. Wrobel	2007	$220,769	$320,976	$47,157	$36,334	$—	$18,923	$1,121,642	$1,765,801
Former Executive Vice	2006	$410,000	$429,067	$126,020	$178,272	$200,000	$35,236	$54,067	$1,432,661
President, Chief Legal Officer & Secretary

Footnotes:

Column (a) —	Currency exchange rate for Carl-Aake Carlsson based on OANDA Currency Converter for Monday, December 31, 2007 with 1 Norwegian Kroner = 0.18506 U.S. Dollar

Column (d) —	Includes the following bonuses paid or earned during 2007: Mr. Campbell — performance units valued at $100,000 and guaranteed bonus of $64,313 for his continued service as interim CFO for the first 3.5 months of 2007; Mr Carlsson — retention incentive of $218,486, retention incentive portion of vacation allowance of $50,566 and bonus portion of vacation allowance of $30,637; Dr. Warner — retention incentive of $219,533; Ms. Wrenn — retention incentive of $209,533; Mr. Wrobel — retention incentive of $214,533 and pro-rata bonus of $106,442.

Column (e) —	Reflects Stock Awards valued in accordance with SFAS 123R, which requires recognition of the fair value of stock-based compensation in net earnings, including the impact of compensation reversals due to award forfeitures. Compensation for restricted stock is recorded based on the market value of the stock on the grant date. The Company recognizes stock-based compensation expense over the requisite period of individual grants, which generally equals the vesting period of the grant (ref. Form 10-K, Notes to Consolidated Financial Statements). There were no restricted stock awards forfeited in 2007 for the named executive officers.

Column (f) —	Reflects Option Awards valued in accordance with SFAS 123R, which requires recognition of the fair value of stock-based compensation in net earnings, including the impact of compensation reversals due to award forfeitures. The Company estimated the fair value, as of the date of grant, of options outstanding in the plan using the Black-Scholes option pricing model. The Company recognizes stock-based compensation expense over the requisite period of individual grants, which generally equals the vesting period of the grant (ref. Form 10-K, Notes to Consolidated Financial Statements). The following stock option awards were forfeited in 2007: Mr. Wrobel, 20,000 shares. These forfeitures had no impact on the reported values.

Column (g) —	Reflects the annual bonuses awarded under the Alpharma Inc. Executive Bonus Plan, calculated as a percentage of annual base salary and adjusted based on individual and company performance: Target awards as a percent of base salary are as follows: 100% for CEO, 50% for named executive officers other than the CEO.

Column (h) —	Compensation attributable to the Alpharma Inc. Pension Plan is determined as the present value of the frozen benefit as of the measurement date (frozen as of December 31, 2006), less the present value of the frozen benefit as of the prior measurement date. The present values are determined assuming retirement at earliest unreduced age (65) or actual retirement date if the participant has commenced benefits. Other demographic assumptions are: no pre-retirement termination and RP2000 mortality projected to 2015 with Scale AA phased out linearly over the projection period. A discount rate of 6.25% is assumed as of the measurement date, and a discount rate of 6.00% is assumed as of the prior measurement date. Compensation attributable to Alpharma Inc. Supplemental Pension Plan is determined as the lump sum that would be payable as of December 31. 2007, less the lump sum that would have been payable January 1, 2007. There were no nonqualified deferred compensation earnings for the named executive officers.

Column (i) —	Amounts in this column include the following: Mr. Mitchell — tax gross-ups (legal fees and supplemental disability insurance) of $43,135, legal fees reimbursement related to establishment of citizenship and permanent residency of $36,898, executive allowance of $35,000, company contributions to defined contribution plan of $25,000, supplemental disability insurance of $13,922, company contributions under the Company’s Employee Stock Purchase Plan of $12,939 and group life insurance and AD&D benefit premiums of $2,100; Mr. Campbell — executive allowance of $28,600, company contributions to defined contribution plan of $24,208, company contributions under the Company’s Employee Stock Purchase Plan of $7,348, group life insurance and AD&D benefit premiums of $2,100, tax gross-up of $395 and corporate gift; Mr. Carlsson — defined contribution pension premiums for non U.S. plan of $85,752, company contributions under the Company’s Employee Stock Purchase Plan of $8,661, group life insurance premium of $3,675, supplemental insurance of $566, reimbursement due to delay in currency exchange execution related to stock option exercise, car allowance, telephone usage, and news subscription; Dr. Warner — executive allowance of $28,600, company contributions to defined contribution plan of $25,000, company contributions under the Company’s Employee Stock Purchase Plan of $8,292, group life insurance and AD&D benefit premiums of $2,100, tax gross-up of $471 and corporate gift; Ms. Wrenn - executive allowance of $28,600, company contributions to defined contribution plan of $20,000, company contributions under the Company’s Employee Stock Purchase Plan of $7,890, group life insurance and AD&D benefit premiums of $2,100 and tax gross-up of $364; Mr. Wrobel — severance payment of $1,068,743, company contributions to defined contribution plan of $18,219, group life insurance premium and AD&D benefit premiums of $2,100, company contributions under the Company’s Employee Stock Purchase Plan of $4,100, tax gross-up of $2,397, executive allowance and corporate gift.

GRANTS OF PLAN-BASED AWARDS

The following table provides information concerning the grants made to each of our named executive officers in fiscal 2007 under the Alpharma Inc. Executive Bonus Plan and the 2003 Omnibus Incentive Compensation Plan.

								All Other	All Other		Grant
								Stock	Option		Date
								Awards:	Awards:	Exercise	Fair
		Estimated Future Payouts						Number	Number	or Base	Value of
		Under Non-Equity Incentive			Estimated Future Payouts Under Equity Incentive			of Shares	of Securities	Price of	Stock
		Plan Awards			Plan Awards			of Stock	Underlying	Option	and
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	or Units	Options	Awards	Option
Name	Date	($)	($)	($)	(#)	(#)	(#)	(#)	(#)	($/Sh)	Awards
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)

Dean J. Mitchell
Alpharma Inc. Executive Bonus Plan		$262,000	$655,000	$1,310,000	—	—	—
2003 Omnibus Incentive Compensation Plan	3/28/2007				—	—	—	22,000			$527,120
2003 Omnibus Incentive Compensation Plan	3/28/2007				—	—	—		99,500	$23.96	$937,360

Jeffrey S. Campbell
Alpharma Inc. Executive Bonus Plan		$80,000	$200,000	$400,000	—	—	—
2003 Omnibus Incentive Compensation Plan	3/28/2007				—	—	—		14,000	$23.96	$131,890
2003 Omnibus Incentive Compensation Plan	3/28/2007				—	—	—	3,100			$74,276
2003 Omnibus Incentive Compensation Plan	5/15/2007				—	—	—		14,000	$22.84	$127,095
2003 Omnibus Incentive Compensation Plan	5/15/2007				—	—	—	3,100			$70,804

Carl-Aake Carlsson
Alpharma Inc. Executive Bonus Plan		$88,405	$221,013	$442,026	—	—	—
2003 Omnibus Incentive Compensation Plan	3/28/2007				—	—	—		18,000	$23.96	$169,573
2003 Omnibus Incentive Compensation Plan	3/28/2007				—	—	—	4,700			$112,612

Ronald N. Warner
Alpharma Inc. Executive Bonus Plan		$84,000	$210,000	$420,000	—	—	—
2003 Omnibus Incentive Compensation Plan	3/28/2007				—	—	—		22,000	$23.96	$207,255
2003 Omnibus Incentive Compensation Plan	3/28/2007				—	—	—	4,700			$112,612

Carol A. Wrenn
Alpharma Inc. Executive Bonus Plan		$80,000	$200,000	$400,000	—	—	—
2003 Omnibus Incentive Compensation Plan	3/28/2007				—	—	—		22,000	$23.96	$207,255
2003 Omnibus Incentive Compensation Plan	3/28/2007				—	—	—	4,700			$112,612

Robert F. Wrobel
Alpharma Inc. Executive Bonus Plan	—	—	—	—	—	—	—	—	—	—	—
2003 Omnibus Incentive Compensation Plan	—	—	—	—	—	—	—	—	—	—	—
2003 Omnibus Incentive Compensation Plan	—	—	—	—	—	—	—	—	—	—	—

Footnotes:

Column (c) —	Threshold is defined under the SEC Proxy regulations as the minimum amount payable for a certain level of performance under the plan. Threshold Bonus is defined under Alpharma’s Executive Bonus Plan (“EBP”) as an amount equal to 40% of a Participant’s Target Bonus.

Column (d) —	Target Bonus is defined under the SEC Proxy regulations as the amount payable if the specified performance target(s) are reached. Target Bonus is defined under the EBP as the targeted amount of bonus award established for each eligible employee, expressed as a percentage of the employee’s base salary corresponding to the employee’s position at the end of the applicable incentive year; assuming his or her individual goals are achieved at the 100% level established in the plan.

Column (e) —	Maximum Bonus is defined under the SEC Proxy regulations as the maximum payout possible under the plan. Maximum Bonus is defined under the EBP as an amount equal to 200% of a Participant’s Target Bonus.

Column (i) —	See the Compensation Discussion and Analysis under “2007 Long-Term Incentive Awards” for an explanation of the Company’s performance-based restricted stock unit (PBRS) awards.

Plan Award Terms

The plan awards reported above for the 2007 fiscal year were made under our 2003 Omnibus Incentive Compensation Plan and our Executive Bonus Plan.

As more fully discussed in the CD&A under “Incentive Compensation Details — 2007 Annual Bonus Plan,” awards under the Executive Bonus Plan may be made to executive officers and key employees performing services for the Company in the form of a cash bonus at a target level. Target levels for each NEO are set as a percentage of base salary. Each of the NEOs may receive more or less than his or her target level bonus, based upon the Company’s ability to achieve certain operating income, cash flow and revenue growth targets for the fiscal year. In addition, for executive officers who are responsible for a specific business segment, a portion of his or her bonus depends on such business segment’s achievement of certain income, cash flow and revenue targets for the fiscal year. As provided in the Executive Bonus Plan, the Compensation Committee has the discretion to vary any individual bonus award from the amount derived by the application of the criteria described above.

Plan awards to our NEOs under our 2003 Omnibus Incentive Compensation Plan for the 2007 fiscal year were made in the form of stock options and performance-based restricted stock unit awards. Stock option awards vest at the rate of 25% on each of the first four anniversaries of the date of grant and have a ten year term. During fiscal year 2007, performance-based restricted stock unit awards were also granted under the Plan. These awards are scheduled to vest on the third anniversary of the grant date, and according to the original terms of the grant, the amount of shares to be earned upon vesting was to be determined as a percentage of a target level based on the Company’s attainment of certain levels of earnings before interest, taxes, depreciation and amortization (EBITDA). However, for the reasons described above in the CD&A under “Incentive Compensation Details — 2007 Long Term Incentive Awards,” the Compensation Committee amended these awards in January 2008 to eliminate the performance component of the vesting and such awards will cliff vest on the third anniversary of the grant date. The restricted stock units convert to Class A Common Stock on a one-for-one basis.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table provides information concerning the current holdings of unexercised and unvested stock options and unvested restricted stock awards for each of the named executive officers as of the end of fiscal 2007.

	Option Awards					Stock Awards
									Equity
									Incentive
									Plan
								Equity	Awards:
			Equity					Incentive	Market
			Incentive					Plan	or Payout
			Plan					Awards:	Value of
			Awards:				Market	Number of	Unearned
			Number			Number	Value of	Unearned	Shares,
	Number of	Number of	of			of Shares	Shares or	Shares,	Units or
	Securities	Securities	Securities			or Units	Units	Units or	Other
	Underlying	Underlying	Underlying			of Stock	of Stock	Other	Rights
	Unexercised	Unexercised	Unexercised	Option		That Have	That Have	Rights That	That Have
	Options	Options	Unearned	Exercise	Option	Not	Not	Have Not	Not
	(#)	(#)	Options	Price	Expiration	Vested	Vested	Vested	Vested
Name	Exercisable	Unexercisable	(#)	($)	Date	(#)	($)	(#)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)

Dean J. Mitchell	25,000	75,000	—	$23.730	7/3/2016	40,000	$806,000	—	—
	—	99,500	—	$23.960	3/28/2017	—	—	22,000	$443,300
Jeffrey S. Campbell	1,875	1,875	—	$19.800	3/8/2014	3,500	$70,525	—	—
	1,875	3,750	—	$11.170	5/12/2015	3,500	$70,525	—	—
	1,750	5,250	—	$31.620	2/27/2016	3,500	$70,525	—	—
	—	14,000	—	$23.960	3/28/2017	—	—	3,100	$62,465
	—	14,000	—	$22.840	5/15/2017	—	—	3,100	$62,465
Carl-Aake Carlsson	20,000	—	—	$30.110	2/23/2011	—	—	—	—
	—	3,375	—	$19.800	3/8/2014	7,200	$145,080	—	—
	2,500	7,500	—	$31.620	2/27/2016	4,270	$86,041	—	—
	—	18,000	—	$23.960	3/28/2017	—	—	4,700	$94,705
Ronald N. Warner	20,000	—	—	$12.760	12/4/2012	—	—	—	—
	13,500	4,500	—	$19.800	3/8/2014	9,000	$181,350	—	—
	3,163	9,487	—	$31.620	2/27/2016	5,400	$108,810	—	—
	—	22,000	—	$23.960	3/28/2017	—	—	4,700	$94,705
Carol A. Wrenn	2,635	7,905	—	$31.620	2/27/2016	4,500	$90,675	—	—
	—	22,000	—	$23.960	3/28/2017	—	—	4,700	$94,705
Robert F. Wrobel	25,000	—	—	$19.800	3/8/2014	—	—	—	—
	6,330	—	—	$31.620	2/27/2016	—	—	—	—

Footnotes:

Column (b) —	Mr. Mitchell’s option award of 25,000 shares vested on July, 3, 2007.

Mr. Campbell’s option award of 1,875 shares vested on March 8, 2007.

Mr. Campbell’s option award of 1,875 shares vested on May 12, 2007.

Mr. Campbell’s option award of 1,750 shares vested on February 27, 2007.

Mr. Carlsson’s option award of 20,000 shares vested 25% each on February 23, 2002, February 23, 2003, February 23, 2004 and February 23, 2005.

Mr. Carlsson’s option award of 2,500 shares vested on February 27, 2007.

Dr. Warner’s option award of 20,000 shares vested 50% each on December 4, 2005 and December 4, 2006.

Dr. Warner’s option award of 13,500 shares vested 1/3 each on March 8, 2005, March 8, 2006 and March 8, 2007.

Dr. Warner’s option award of 3,163 shares vested on February 27, 2007.

Ms. Wrenn’s option award of 2,635 shares vested on February 27, 2007.

Mr. Wrobel’s option award of 25,000 shares vested 25% each on March 8, 2005, March 8, 2006, March 8, 2007 and upon his retirement on July 6, 2007.

Mr. Wrobel’s option award of 6,330 shares vested 25% on 2/27/07 and 75% upon his retirement on July 6, 2007.

Column (c) —	Mr. Mitchell’s option award of 75,000 shares will vest 1/3 each on July 3, 2008, July 3, 2009 and July 3, 2010.

Mr. Mitchell’s option award of 99,500 shares will vest 25% on each of the four anniversaries following its grant date on March 28, 2007.

Mr. Campbell’s option award of 1,875 shares will 100% vest on March 8, 2008.

Mr. Campbell’s option award of 3,750 shares will vest 50% each on May 12, 2008 and May 12, 2009.

Mr. Campbell’s option award of 5,250 shares will vest 1/3 each on February 27, 2008, February 27, 2009 and February 27, 2010.

Mr. Campbell’s option award of 14,000 shares will vest 25% on each of the four anniversaries following its grant date on March 28, 2007.

Mr. Campbell’s option award of 14,000 shares will vest 25% on each of the four anniversaries following its grant date on May 15, 2007.

Mr. Carlsson’s option award of 3,375 shares will 100% vest on March 8, 2008.

Mr. Carlsson’s option award of 7,500 shares will vest 1/3 each on February 27, 2008, February 27, 2009 and February 27, 2010.

Mr. Carlsson’s option award of 18,000 shares will vest 25% on each of the four anniversaries following its grant date on March 28, 2007.

Dr. Warner’s option award of 4,500 shares will 100% vest on March 8, 2008.

Dr. Warner’s option award of 9,487 shares will vest 1/3 each on February 27, 2008, February 27, 2009 and February 27, 2010.

Dr. Warner’s option award of 22,000 shares will vest 25% on each of the four anniversaries following its grant date on March 28, 2007.

Ms. Wrenn’s option award of 7,905 shares will vest 1/3 each on February 27, 2008, February 27, 2009 and February 27, 2010.

Ms. Wrenn’s option award of 22,000 shares will vest 25% on each of the four anniversaries following its grant date on March 28, 2007.

Column (g) —	Mr. Mitchell’s stock award of 40,000 shares will 100% vest on July 3, 2009.

Mr. Campbell’s stock award of 3,500 shares will 100% vest on March 8, 2009.

Mr. Campbell’s stock award of 3,500 shares will 100% vest on May 12, 2010.

Mr. Campbell’s stock award of 3,500 shares will 100% vest on February 27, 2009.

Mr. Carlsson’s stock award of 7,200 shares will 100% vest on March 8, 2009.

Mr. Carlsson’s stock award of 4,270 shares will 100% vest on February 27, 2009.

Dr. Warner’s stock award of 9,000 shares will 100% vest on March 8, 2009.

Dr. Warner’s stock award of 5,400 shares will 100% vest on February 27, 2009.

Ms. Wrenn’s stock award of 4,500 shares will 100% vest on February 27, 2009.

OPTION EXERCISES AND STOCK VESTED

The following table provides information concerning stock option exercises and the vesting of restricted stock awards for each of the named executive officers during fiscal 2007.

	Option Awards		Stock Awards
	Number of	Value	Number of	Value
	Shares	Realized	Shares	Realized
	Acquired on	on	Acquired	on
	Exercise	Exercise	on Vesting	Vesting
Name	(#)	($)	(#)	($)
(a)	(b)	(c)	(d)	(e)

Dean J. Mitchell	—	$—	—	$—
Jeffrey S. Campbell	—	$—	25,000	$528,920
Carl-Aake Carlsson	9,625	$128,369	10,000	$227,400
Ronald N. Warner	—	$—	15,000	$341,100
Carol A. Wrenn	42,000	$319,795	12,500	$284,250
Robert F. Wrobel	10,000	$109,025	10,200	$243,099

EQUITY COMPENSATION PLANS

The following table provides information as of December 31, 2007 with respect to Alpharma’s common shares issuable under the Company’s equity compensation plans:

Number of Securities
Remaining Available for
Future Issuance under
	Number of Securities to be		Equity Compensation
	Issued Upon Exercise of	Weighted-Average	Plans
	Outstanding Options,	Exercise Price of	(Excluding Securities
	Warrant and Rights	Outstanding Options,	Reflected in Column (a))
Plan Category	(a)	Warrants and Rights	(b)

Equity compensation plans approved by security holders	1,388,893	$22.71	2,111,287
Equity compensation plans not approved by securities holders	None	None	None
Total	1,388,893	$22.71	2,111,287

(a)	The number of shares included in this column represent shares from the following equity compensation plans which have been approved by the Company’s shareholders: (i) Alpharma Inc. 1997 Stock Option and Appreciation Right Plan, (ii) Alpharma Inc. Non-Employee Director Option Plan and (iii) Alpharma Inc. 2003 Omnibus Incentive Compensation Plan.

(b)	The number of shares included in this column represents (i) 2,025,907 shares available for future grants under the Alpharma Inc. 2003 Omnibus Incentive Compensation Plan and (ii) 85,380 shares available for future purchase under the Alpharma Inc. Employee Stock Purchase Plan, as the Company is no longer able to grant shares out of either the (i) Alpharma Inc. 1997 Stock Option and Appreciation Right Plan or the (ii) Alpharma Inc. Non-Employee Director Option Plan.

DIRECTOR COMPENSATION

The table below summarizes the compensation paid by the Company to non-employee directors for fiscal 2007.

					Change in
					Pension
					Value and
	Fees				Non-qualified
	Earned or			Non-Equity	Deferred
	Paid in	Stock	Option	Incentive Plan	Compensation	All Other
Name	Cash ($)	Awards ($)	Awards ($)	Compensation ($)	Earnings ($)	Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)

Peter G. Tombros	$129,500	$83,883	$—	$—	$—	$—	$213,383
Finn Berg Jacobsen	$81,600	$54,691	$—	$—	$—	$—	$136,291
Ramon M. Perez	$87,600	$71,868	$—	$—	$—	$—	$159,468
Peter W. Ladell	$38,143	$14,788	$—	$—	$—	$—	$52,931
David C. U’Prichard	$30,743	$14,788	$—	$—	$—	$—	$45,531
Glen E. Hess (former director)	$16,457	$57,080	$—	$—	$—	$—	$73,537
Ingrid Wiik (former director)	$18,857	$24,040	$—	$—	$—	$20,774	$63,671

Footnotes:

Column (c) —	Reflects Stock Awards valued in accordance with SFAS 123R, which requires recognition of the fair value of stock-based compensation in net earnings, including the impact of compensation reversals due to award forfeitures. Compensation for restricted stock is recorded based on the market value of the stock on the grant date. The Company recognizes stock-based compensation expense over the requisite period of individual grants, which generally equals the vesting period of the grant (ref. Form 10-K, Notes to Consolidated Financial Statements). The fair value of equity awards computed in accordance with SFAS 123R at fiscal year end 2007 are: Mr. Tombros $164,629; Mr. Jacobsen $109,760; Mr. Ladell $109,760; Mr. U’Prichard $109,760; and Mr. Perez $109,760. The aggregate number of stock awards outstanding at fiscal year end 2007 are: Mr. Tombros 23,675; Mr. Jacobsen 15,952; Mr. Ladell 5,117; Mr. U’Prichard 5,117; Mr. Perez 20,117; and Mr. Hess 10,000.

Column (d) —	Option Awards are no longer granted to directors. The aggregate number of option awards outstanding at fiscal year end 2007 are: Mr. Tombros 24,500; Ms. Wiik 125,000; and Mr. Hess 24,500.

Column (g) —	Includes the following perquisites and personal benefits, the value of which was less than $10,000: Ms. Wiik-tax advice, retirement gift and related tax gross-up.

The Compensation Committee is responsible for making recommendations to the Board with respect to approving, evaluating, modifying, terminating and monitoring the compensation of members of the Board. When developing its recommendations, the Compensation Committee is guided by the following principles: compensation should fairly pay directors for work required in a company of Alpharma’s size and scope; compensation should align directors’ interests with the long-term interests of stockholders; and the structure of the compensation should be simple, transparent and easy for stockholders to understand. As such, in making its annual recommendations to the Board regarding director compensation, the Compensation Committee considers such factors as the time commitment expected of the Company’s Board members, the level of skill required and the types and amounts of compensation paid to directors of peer companies.

Outside directors receive a combination of cash and equity compensation. Mr. Mitchell, currently the only management director on the Board, does not receive any separate compensation for his services as a director. As compensation for serving on the Board during 2007, each outside director received an annual directors’ fee of $30,000. In addition, on June 5, 2007, each outside director received a grant of 5,117 restricted stock units under the Company’s 2003 Omnibus Incentive Compensation Plan. These units vest upon the director’s death, disability or retirement from the Board, or upon a change in control of the Company. The Chairman of each of the Audit, Nominating and Corporate Governance and Compensation Committees received an additional payment of $7,500. Mr. Tombros received an additional annual fee of $50,000 and an additional 2,558 restricted stock units (also scheduled to vest upon retirement) for his service as Chairman of the Board.

Through May 2007, each director received $1,200 for each Board and committee meeting attended in person and by telephone. Beginning in June 2007, each director received $2,000 for each Board meeting attended in person and $1,200 for each Board meeting attended by telephone. Each director also received a fee of $1,500 for each committee meeting attended in person and $1,200 for each committee meeting attended by telephone. In June 2007, the Board approved, on the Compensation Committee’s recommendation, an additional fee for any committee member who (i) attends in person two or more committee meetings (whether of the same or different committees) during any one calendar month and (ii) incurs one way travel of at least 1,000 miles from his normal residence or place of business to attend the meetings. If these requirements are met, then the committee member receives an additional $2,400 for each of the meetings attended during that calendar month.

Until December 31, 2005, directors also had the ability to participate in the Company’s Deferred Compensation Plan through which they were able to defer receipt of cash compensation and earn interest quarterly on such deferred amounts. However, effective December 31, 2005, the Company’s Deferred Compensation Plan was frozen, prohibiting participants from making future deferrals of cash compensation. There have been no deferrals by non-employee directors since December 31, 2005.

Potential Payments upon Termination or Change in Control of the Company

The section below describes the payments that may be made to NEOs upon termination of employment or in connection with a sale of a business unit or a change in control (“CIC”) of Alpharma. Potential payments for Alpharma’s NEOs for each of the following termination scenarios are outlined in detail below: “Voluntary Termination”, “Involuntary Termination for Cause”, termination as a result of “Retirement”, “Disability” and “Death”, “Involuntary Termination without Cause or Voluntary Termination for Good Reason absent a CIC” and “Involuntary Termination without Cause or Voluntary Termination for Good Reason upon a CIC”.

Payments Made Upon Termination (All Executives)

An NEO may be entitled to receive the following amounts earned during the term of employment regardless of the manner in which an NEO’s employment terminates except where indicated to the contrary.

•	Unpaid base salary through the date of termination.

•	Any accrued and unused vacation pay.

•	Any unpaid annual bonus with respect to a completed performance period assuming the executive is employed on the actual day the bonus is paid.

•	All accrued and vested balances under the Savings Plan (401k Plan), as well as the Pension Plan, Supplemental Pension Plan, and Supplemental Savings Plan as described in the “Pension Benefits” and “Non-Qualified Deferred Compensation” sections of the proxy. The balance under these plans includes balances of the Alpharma Supplemental Savings Plan (frozen on 12/31/2004), the 2005 Supplemental Savings Plan (frozen on 12/31/2005), and the 2007 Supplemental Savings Plan.

•	All outstanding and vested stock options (except in the event of termination for Cause, under which, all the vested and unvested stock options will be forfeited).

•	All other benefits under the Company’s compensation and benefits programs that are available to all salaried employees and do not discriminate in scope, terms or operation in favor of the NEO.

Payment Made Upon Retirement (All Executives)

In the event of the retirement of an NEO, in addition to the items listed under the heading “Payments Made Upon Termination”, the NEO will receive the following benefits:

•	Pro-rated unvested restricted stock will vest. Since none of the NEOs is of retirement age as of 12/31/2007, they are not eligible to receive any pro-rated unvested restricted stock.

•	In the case of Mr. Mitchell only, any unvested portion of his 40,000 sign-on restricted stock award granted on July 3, 2006 immediately vests.

Payment Made Upon Death or Disability (All Executives)

In the event of death or disability of an NEO, in addition to the benefits listed under the heading “Payment Made Upon Termination” above, the NEO will receive the following:

•	Benefits under Alpharma’s short-term and/or long-term disability plans or benefits under Alpharma’s life insurance plan, as appropriate.

•	All unvested stock options, unvested restricted stock and restricted stock units will vest.

The following paragraphs discuss payments (as reflected in the termination tables outlined following this section of the proxy) upon Involuntary Termination without Cause or for Good Reason (or Constructive Termination, as the case may be) absent a CIC or Termination without Cause or for Good Reason upon a CIC for each executive under his/her own agreements with Alpharma.

Corporate Executives Only — Dean J. Mitchell (CEO) & Jeffrey S. Campbell (CFO)

Payments Made Upon Involuntary Termination without Cause or Voluntary Termination for Good Reason absent a Change in Control (Mr. Mitchell Only)

In the event of an involuntary termination without “Cause” (“Cause” is generally defined in Mr. Mitchell’s agreement as (i) conviction of a felony or other crime involving moral turpitude or (ii) willful gross neglect or conduct resulting in material economic harm to the Company) or a voluntary termination for “Good Reason” (generally defined as any of the following, provided the Company fails to cure the event upon 10 days written notice, (i) a reduction in base salary or target bonus opportunity; (ii) a forced relocation of greater than 50 miles; (iii) a material diminution of Mr. Mitchell’s job responsibilities, duties, or status within the Company; (iv) removal as President or CEO; (v) failure to appoint Mr. Mitchell to the Board, the removal of Mr. Mitchell from the Board, or the failure to be re-elected to the Board; (vi) a change in Mr. Mitchell’s direct reporting relationship with the Board, (vii) a material breach by the Company of Mr. Mitchell’s employment agreement or (viii) the failure of the Company to obtain the assumption in writing of its obligations under Mr. Mitchell’s agreement by any successor entity), Mr. Mitchell’s severance would be as follows:

•	Cash severance equal to 24 months of base salary plus two times his target annual bonus, all paid in equal annual installments over the 24 months after termination;

•	Pro-rata payment of the annual bonus for the year of termination, based on the length of time worked during the year prior to termination, and determined based on actual results;

•	100% accelerated vesting of the unvested portion of the 40,000 sign-on restricted stock award granted on July 3, 2006; all other unvested stock options, unvested restricted stock and restricted stock units will be forfeited;

•	Continuation of health and welfare benefits for 24 months after termination of employment at the same cost as is applicable to other active employees.

Payments Made Upon Involuntary Termination without Cause absent a Change in Control (Mr. Campbell Only)

As covered under Alpharma’s Severance Plan, Mr. Campbell will be entitled to the following payments upon involuntary termination without Cause absent a CIC:

•	Cash severance equal to 18 months of the annual base salary plus 1.5 times his target annual bonus, all paid in equal annual installments over the 18 months after termination.

•	Benefits continuation for 18 months including medical, dental, accidental death and dismemberment and/or life insurance at the same cost as is applicable to other active employees.

•	All unvested stock options, unvested restricted stock and restricted stock units will be forfeited.

“Cause” is defined under Alpharma’s Severance Plan as conviction of a felony, habitual excessive use of drugs or alcohol, unsatisfactory attendance, substantial and willful neglect of or inability to adequately perform job duties, disclosure of confidential information regarding the Company, or aiding or assisting any competitor of the Company.

Payments Made Upon a Change in Control (Mr. Mitchell and Mr. Campbell)

The benefits provided in connection with a CIC for Mr. Mitchell are governed by the terms and conditions outlined in his employment agreement entered into on May 31, 2006, and for Mr. Campbell, as outlined in Alpharma’s Change in Control Plan (“CIC Plan”).

Under the CIC Plan, a CIC is defined as (i) the acquisition by any person, entity or group (excluding Alpharma and its subsidiaries) of beneficial ownership of shares of Common Stock sufficient to elect a majority of directors to the Board; (ii) the current Board (which for this purpose includes any director subsequently elected to the Board whose nomination or election is approved by a majority of the current Board) ceases for any reason to constitute at least a majority of the Board; (iii) approval by the Company’s shareholders of a reorganization, merger or consolidation of the Company (provided that these shareholders do not, immediately after the reorganization, merger or consolidation, own shares sufficient to elect a majority of directors of the new entity); or (iv) a liquidation or dissolution of the Company (other than pursuant to the U.S. Bankruptcy Code) or the transfer or leasing of all or substantially all of the assets of the Company to any person. Mr. Mitchell’s agreement uses the same definition of CIC, subject to the exception that, under certain circumstances, the acquisition of a majority of shares by or transfer of assets to certain parties, namely A.L. Industrier AS, the shareholders of A.L. Industrier AS, and E.W. Sissener and his heirs, will not constitute a CIC.

Upon the effective date of a CIC of the Company all unvested stock options will vest and remain exercisable for the remainder of the term of the option.

Payments Made Upon Certain Events in Connection with a Change in Control (Mr. Mitchell and Mr. Campbell)

If Mr. Mitchell’s employment is terminated without Cause or for Good Reason (as each such term is defined in his agreement) or if Mr. Campbell’s employment is terminated without Cause (the CIC Plan uses the same definition of “Cause” as is described above with respect to the Severance Plan) or due to Constructive Termination (which, under the CIC Plan, generally means (i) a reduction in base salary or target bonus opportunity; (ii) a forced relocation of greater than 50 miles; (iii) a reduction in benefits; (iv) a substantial diminution of the executives’ job responsibilities, duties, or status within the Company; or (v) a detrimental change in the reporting relationship of the Executive, including, e.g., a change in the person who held the position to whom the Executive reported prior to the CIC), and each such termination occurs in connection with a CIC of the Company (i.e., in Mr. Mitchell’s case, if the termination occurs within the period starting three months before a CIC and ending two years after the CIC and, in Mr. Campbell’s case, if the termination occurs concurrently with or within two years after the CIC), the executives’ severance would be as follows:

•	Cash severance equal to, for Mr. Mitchell, 36 months of annual base salary and three times his target annual bonus and, for Mr. Campbell, 30 months of annual base salary and 2.5 times his target annual bonus, all paid over the 36 and 30 month periods.

•	Continuation of health and welfare benefits for 36 months after termination of employment for Mr. Mitchell and benefits continuation for 30 months after termination of employment for Mr. Campbell, in each instance at the same cost as is applicable to other active employees.

•	For Mr. Mitchell, pro-rata payment of the annual bonus for the year of termination, based on the length of time worked during the year prior to termination, and determined based on actual results.

•	All restricted stock and restricted stock units immediately vest.

•	In the event that the above payments would trigger the parachute excise tax, the Company would gross-up, or increase, Mr. Mitchell’s severance to offset the impact of the excise tax. If the above payments trigger the parachute excise tax for Mr. Campbell, then under the CIC Plan, his payments will be reduced to the extent necessary so that no portion would be subject to the excise tax, but only if, by reason of such reduction, Mr. Campbell’s “net after-tax benefit” (all the parachute payments within the meaning of Section 280G of the Code, less federal income taxes and less the excise tax) would exceed what the net after tax benefit would have been if such reduction were not made and Mr. Campbell paid such excise tax.

For Mr. Mitchell, all of the above CIC related benefits are contingent upon his executing a release of legal claims against the Company. Mr. Mitchell is also subject to a non-disclosure agreement which is unlimited in duration, and a non-competition, non-solicitation and non-interference with business relationships agreement, which is effective for a period of 12 months following Mr. Mitchell’s termination for any reason.

Division Presidents Only — Carl-Aake Carlsson (Active Pharmaceutical Ingredients Business), Ronald N. Warner (Pharmaceuticals Business) & Carol A. Wrenn (Animal Health Business)

Mr. Carlsson, Dr. Warner and Ms. Wrenn are covered under the Alpharma Severance Plan and the CIC Plan, which provides for security arrangements under various employment terminations. Dr. Warner and Ms. Wrenn have also each entered into a retention agreement (disclosed publicly through a Form 8-K, filed with the SEC on December 22, 2005) in connection with the sale of the Generics business in December 2005 to ensure the continuity of the management team through the post-transaction transition period. The retention agreements of Dr. Warner and Ms. Wrenn will expire on December 19, 2008. Mr. Carlsson also entered into a retention agreement in November 2007 associated with the exploration of a sale of the API business (the retention agreements of Mr. Carlsson, Dr. Warner and Ms. Wrenn are referred to hereafter as the “Retention Agreements”). The Retention Agreements for each of the executives provides that the executive will be entitled to benefits upon the sale of their own business unit (Mr. Carlsson’s API business, Dr. Warner’s Pharmaceuticals Business and Ms. Wrenn’s Animal Health Business) or a CIC of Alpharma, in lieu of the benefits set forth in the CIC Plan, as long as the Retention Agreements remain in effect.

For purposes of the Retention Agreements, a “Sale of the Business Unit” is the sale or other transfer of all or substantially all of the assets and business of the particular business in question to any person or entity that is unaffiliated with Alpharma that does not result in a CIC of the Company. The definition of a CIC under the Retention Agreements is the same as the definition used under the Company’s CIC Plan.

Payments Made Upon Involuntary Termination without Cause without a Sale of the Business Unit or absent a Change in Control of Alpharma (Mr. Carlsson, Dr. Warner and Ms. Wrenn)

As covered under Alpharma’s Severance Plan, the executives will be entitled to the following payments upon involuntary termination without Cause without a Sale of the Business Unit or without a CIC:

•	Cash severance equal to 18 months of the base salary plus 1.5 times the target annual bonus, all paid in equal annual installments over the 18 months after termination.

•	Benefits continuation of 18 months including medical, dental, accidental death and dismemberment and/or life insurance at the same cost as is applicable to other active employees.

•	All unvested stock options, restricted stock and restricted stock units will be forfeited.

Payments Made Upon a Sale of the Business Unit (Mr. Carlsson, Dr. Warner and Ms. Wrenn)

As covered under their respective Retention Agreements, the executives will be entitled to the following payments upon a sale of their own business unit:

•	A pro-rata bonus based on the target annual bonus opportunity if the Sale of the Business Unit occurs on or prior to June 30 of any calendar year; or a pro-rata bonus based on the actual performance if the Sale of the Business Unit occurs after June 30 of any calendar year.

•	All unvested stock options, restricted stock, and restricted stock units immediately vest.

•	A lump-sum transaction bonus to Ms. Wrenn upon a sale of the Animal Health business unit under certain circumstances, such bonus to be paid no later than 6 months after the sale.

•	A lump-sum transaction bonus to Mr. Carlsson upon a sale of the API business unit that occurs on or before December 12, 2008 and does not result in a CIC of Alpharma, which will be paid on the earlier of the date 6 months after the sale of the API business or the date following the sale upon which Mr. Carlsson’s employment is terminated without Cause or due to a “Constructive Termination” (“Constructive Termination” is generally defined under the Retention Agreements as (i) a reduction in base salary or target bonus opportunity; (ii) a forced relocation of greater than 50 miles; (iii) any material reduction in aggregate health, welfare and pension benefits; or (iv) a substantial diminution of the executives’ job responsibilities, duties, or status within the Company).

Payments Made Upon a Change in Control of Alpharma (Mr. Carlsson, Dr. Warner and Ms. Wrenn)

As covered under their respective Retention Agreements, the executives will be entitled to the following payments upon a CIC of the Company:

•	A pro-rata bonus based on the target annual bonus opportunity.

•	All unvested stock options immediately vest.

•	Unvested restricted stock and restricted stock units would vest upon the earlier to occur of any of the following “Qualifying Events”: (1) the scheduled vesting date; (2) the termination of the executive’s employment without Cause or due to a Constructive Termination within two years after the consummation of the CIC; or (3) for Dr. Warner and Ms. Wrenn, the acquisition of all or substantially all of the Company’s issued and outstanding common stock by the acquiring company.

Payments Made Upon Certain Events in Connection with a Sale of the Business Unit or upon a Change in Control of Alpharma (Mr. Carlsson, Dr. Warner and Ms. Wrenn)

As covered under their respective Retention Agreements, in the event of a qualifying termination (involuntary termination without Cause or voluntary termination due to a Constructive Termination) within two years of the Sale of the Business Unit or CIC of the Company, the executives would receive the payments set forth below. For purposes of this severance, a qualifying termination would be deemed to exist in either of the following circumstances — an involuntary termination without “Cause” (“Cause” is generally defined under the Retention Agreements as conviction of a felony or substantial and willful neglect of duties or willful misconduct having a material impact on the Company) or a Constructive Termination (as defined above).

•	Cash severance equal to:

•	for Mr. Carlsson, 2.5 times the sum of (a) the executive’s base salary and (b) target annual bonus opportunity, each as in effect immediately prior to the Sale of the Business Unit or CIC of the Company, payable in equal installments over 30 months.

•	for Dr. Warner and Ms. Wrenn, 2.0 times the sum of (a) the executive’s base salary and (b) target annual bonus opportunity, each as in effect immediately prior to the Sale of the Business Unit or CIC of the Company, payable in equal installments over 24 months.

•	Benefits continuation for 24 months including medical, dental, accidental death and dismemberment and life insurance benefit coverage (30 months for Mr. Carlsson) at the same cost as is applicable to other active employees.

•	If the termination without Cause or Constructive Termination occurs following a CIC, all restricted stock and restricted stock units immediately vest.

•	In the event that any of the above amounts would result in excise taxes under tax code section 4999: (1) if the Excise Tax would be equal to $50,000 or less, then the Parachute Payment to the executive will be reduced to the extent necessary so that the payment is equal to 2.99 times the base amount and no excise tax would be due; or (2) if the Excise Tax would be greater than $50,000, then the executive will be entitled to receive from the Company an additional payment (a “Gross-Up Payment”) in order to offset the impact to the executive of the excise tax, in effect putting the executive in the same after-tax position he or she would have been in had no excise tax been imposed.

•	The executives would also be entitled to outplacement services.

The payments and benefits provided under the Retention Agreements are all subject to restrictive covenants that prohibit the following activities for the specified period following a CIC or a Sale of the Business Unit: (i) competition with the Company for a period of 12 months, (ii) interference with the Company’s business relationships for a period of 24 months (30 months for Mr. Carlsson), and (iii) solicitation of the Company’s employees for a period of 24 months (30 months for Mr. Carlsson).